UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES ACT OF 1934

For the Fiscal Year Ended December 31, 2011

1-8931

Commission File Number

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

CUBIC APPLICATIONS, INC. 401(k) RETIREMENT PLAN

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CUBIC CORPORATION

9333 Balboa Avenue

San Diego, California 92123

Telephone (858) 277-6780

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Financial Statements and Supplemental Schedule

December 31, 2011 and 2010

*     Other schedules required by Section 2520.103-10 of the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Participants of the

Cubic Applications, Inc. 401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Cubic Applications, Inc. 401(k) Retirement Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in accordance with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held at end of year as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MAYER HOFFMAN McCANN P.C.

San Diego, California

June 18, 2012

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010

Assets:
Investments, at fair value:
Mutual funds	$100,008,042	$76,392,873
Guaranteed interest account	8,347,646	6,946,314
Stable value fund	19,651,174	9,001,067
Cubic Corporation common stock	1,590,954	1,721,157
Self-directed brokerage account	235,605	—

Total investments	129,833,421	94,061,411

Receivables:
Employer’s contributions	1,157,683	—
Participants’ contributions	227,924	—
Notes receivable from participants	2,414,562	2,085,346

Total receivables	3,800,169	2,085,346

Total assets	133,633,590	96,146,757

Liabilities:
Excess contributions payable	40,798	4,168

Total liabilities	40,798	4,168

Net assets available for benefits reflecting all investments at fair value	133,592,792	96,142,589

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(497,983)	(193,761)

Net assets available for benefits	$133,094,809	$95,948,828

See the accompanying notes to financial statements.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2011

Additions to net assets attributed to:
Investment income:
Interest and dividends	$1,389,249
Interest on guranteed interest account	224,809
Net change in fair value of investments	(2,474,497)

Total investment income	(860,439)

Interest income on notes receivable from participants	97,530

Contributions:
Participants’	7,636,061
Employer’s	6,007,399
Transfer from other plans	34,937,736
Participants’ rollovers from other qualified plans, net	156,878

Total contributions	48,738,074

Total additions	47,975,165

Deductions from net assets attributed to:
Benefits paid to participants	10,813,816
Administrative expenses	15,368

Total deductions	10,829,184

Net increase	37,145,981

Net assets available for benefits:
Beginning of year	95,948,828

End of year	$133,094,809

See the accompanying notes to financial statement.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(1)                     Plan Description

The following description of the Cubic Applications, Inc. 401(k) Retirement Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan.

(a)                     General

The Plan, which was effective April 8, 1994 and amended from time to time thereafter, is a defined contribution plan covering eligible full-time, part-time and part-time on-call non-union employees of Cubic Applications, Inc., a wholly owned subsidiary of Cubic Corporation (the “Company”). Effective August 13, 2011, Cubic Corporation’s wholly-owned subsidiaries Abraxas Corporation and Abraxas Dauntless (collectively “Abraxas”) adopted participation in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

(b)                     Contributions

There are certain differences in contribution options and certain other matters between participating employees of Cubic Applications, Inc. (“Sub Plan 1”), and participating employees of Abraxas (“Sub Plan 2”).

Sub Plan 1 participants may voluntarily contribute to the Plan up to 30% of pre-tax and after-tax annual compensation (up to the Internal Revenue Service (“IRS”) maximum allowable amount), as defined by the Plan, to the Plan.  These participants may also rollover amounts representing distributions from other eligible retirement plans.  Sub Plan 1 participants direct their contributions and the employer’s contributions in 1% increments in the Guaranteed Interest Account, mutual funds, Stable Value Fund, and the Company’s common stock.  They may also transfer up to 99% of their account balance to a Self-Directed Brokerage Account.

For Sub Plan 1 participants, the matching employer contribution is 100% of the first 5% of base compensation that a participant contributes to the Plan.  The Plan also provides for an employer discretionary contribution, at the option of the Cubic Corporation Board of Directors, in an amount to be determined annually for these participants.  Discretionary contributions to the Plan for Sub Plan 1 participants are allocated based on the ratio of each participant’s compensation to total compensation of all eligible participants.  Sub Plan 1 participants must be employed by Cubic Applications, Inc. as of the Plan’s year end, have at least one year of service and have earned at least 1,000 hours of service during the Plan year to be eligible for any discretionary contributions.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(1)                     Plan Description, Continued

(b)                     Contributions (continued)

Sub Plan 2 participants can voluntarily contribute up to 90% of their compensation as pre-tax or after-tax contributions.  However, their combined pre-tax and after-tax contributions together cannot exceed 90% of their annual compensation (not to exceed the IRS maximum allowable amount), as defined by the Plan.  Sub Plan 2 participants can also rollover amounts representing distributions from other eligible retirement plans.

The employer matching for eligible Sub Plan 2 participants, other than as noted below, is 100% of the participant’s elective contribution made during the Plan year, up to 5% of the participant’s annual compensation.  The employer matching for eligible Abraxas Dauntless participants who are former employees of Safe Harbor Systems, Inc. (a wholly-owned subsidiary of Cubic Corporation) is 100% of the participant’s elective contribution made during the Plan year, up to 6% of the participant’s annual compensation. In addition, the Sub Plan 2 provides for an employer discretionary contribution, at the option of the Cubic Corporation Board of Directors.  Discretionary contributions to the Plan for Sub Plan 2 participants are allocated to all eligible participants based on the ratio of each eligible participant’s compensation to total compensation of all eligible participants.

All Plan participants may change their investment options daily.  All contributions are held in a trust and invested by the Plan’s custodian in accordance with the options elected by the participants (i.e. all investments are participant directed).  The maximum allowable calendar-year combined pre-tax and Roth after-tax voluntary contribution, as determined by the IRS, was $16,500 for 2011 and 2010.

Effective October 17, 2011, the assets of the Abraxas Corporation Retirement Plan and the Abraxas Corporation Profit Sharing Plan (the “Abraxas Plans”) were merged into the Plan.  Effective November 22, 2011, the Abraxas Dauntless participants who are former employees of Safe Harbor Systems, Inc. had their assets from the Safe Harbor Systems 401(k) Plan merged into the Plan.  The Plan received a total of $34,937,736 as a result of these mergers.  The Abraxas Plans and the Safe Harbor Systems 401(k) Plan were sponsored by the Company and their service agreements were terminated upon the mergers.  Prior to the merger, the Plan was amended to preserve certain ERISA-protected benefits for the Abraxas Plans’ and the Safe Harbor Systems 401(k) Plan participants.

(c)                      Vesting

Sub Plan 1 employee contributions, rollover contributions and employer matching and discretionary contributions are immediately 100% vested.  Sub Plan 2 employee contributions, rollover contributions and employer matching contributions are immediately 100% vested.  Sub Plan 2 participants’ employer discretionary contributions are 100% vested after three years of service if they were employed on or after September 6, 2011.  Employer discretionary contributions for Sub Plan 2 participants who were employees of Abraxas prior to September 6, 2011 are immediately 100% vested.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(1)                     Plan Description, Continued

(d)                     Participants’ Accounts

Each participant’s account is credited with the participant’s contributions, the employer’s matching contributions, his or her pro rata share of the employer’s discretionary contributions (if any), rollovers and transfers from other plans and allocations of Plan earnings or losses including market value adjustments on Plan investments.  Allocations are based on participant earnings or account balances, as defined in the Plan agreement.  The non-vested portion of a participant’s employer discretionary contribution account will be forfeited as of the earlier of the date of distribution of the vested portion of his or her account or the date on which he or she incurs a five consecutive year period of severance.  Any remaining forfeited balances of terminated participants’ non-vested accounts after payment of certain administrative expenses and restoration of forfeitures of re-employed participants are allocated to participants who are employed on the last day of the Plan year in ratio that each eligible participant’s employer discretionary contribution bears to the employer discretionary contribution of all eligible participants.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  As of December 31, 2011 and 2010, Plan assets available for benefits that had not been credited to participant accounts, including unallocated forfeitures, amounted to $192,089 and $171,968, respectively.

(e)                      Distribution of Participants’ Accounts

The entire vested balance of a participant’s account may be distributed at the date of the participant’s retirement, termination of service, death, or permanent and total disability.  Participants still employed are eligible for distributions of their rollover contributions each Plan year and up to 65% of their vested portion of the Company discretionary contributions once every five years.  Sub Plan 2 participants who have reached the age of 40 may also withdrawal up to 100% of their employer discretionary contributions.  The normal retirement age, as defined by the Plan, is the later date at which participants reach the age of 65 or have reached 5-years of service.  If a participant terminates employment before retirement, the participant will receive either a lump sum payment of their account balance or if the account exceeds $1,000, the participant may elect any distribution date up to age 70½.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(1)                       Plan Description, Continued

(f)                        Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  A participant may not have more than two loans outstanding at any time.  The loans, which are collateralized by the balance in the participant’s account, bear a fixed rate of interest comparable to the fixed interest rates charged by commercial lenders and the interest rate on loans that were outstanding at December 31, 2011 ranged from 4.25% to 10.00%.  Interest rates for new loans are determined on the first business day of each calendar quarter.  These rates are effective for all new loans initiated on or after the first business day of the following quarter, and will remain in effect until a new rate is established.  Principal and interest are paid ratably through scheduled payroll deductions.  Participant loans are measured at their unpaid principal balance plus accrued but unpaid interest.  All loans are repaid within a period of five years and outstanding loans at December 31, 2011 have maturity dates ranging from January 2012 through January 2017.  Defaulted participant loans are reclassified as distributions based upon the terms of the Plan agreement.

(2)                       Summary of Significant Accounting Policies

(a)                     Basis of Accounting

The accompanying financial statements are prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

(b)                     Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(2)                     Summary of Significant Accounting Policies, Continued

(c)                      Investment Valuation and Income Recognition

The Plan’s mutual funds and Stable Value Fund are stated at fair value as determined by The Prudential Insurance Company of America, (the “Custodian”), and are based on the net asset value of units held by the Plan at year-end.  The shares of Cubic Corporation common stock and the shares of the underlying securities in the Self-Directed Brokerage Account are valued at quoted market prices at year-end, as reported by the Custodian.

Investment contracts held in the Guaranteed Interest Account are valued at fair value, which represents contributions, reinvested income, less any withdrawals, plus accrued interest.  Fair value represents the estimated proceeds that would have been paid had the contract been discontinued as of December 31, 2011.  The fair value is derived by multiplying the contractual Market Value Adjustment (“MVA”) by the contract value.  The MVA formula approximates the change in market value of a bond given a change in the rate environment and is equal to the average rate being credited under the contract minus the rate credited to new deposits for plans with similar features multiplied by aduration of time estimate.  Fair value is adjusted to contract value on the financial statements.  The investment contracts are fully benefit responsive because participants may direct withdrawals and transfers at contract value.  The average yield on such contracts was 3.01% and 3.13% for 2011 and 2010, respectively, which approximated market rates.  The crediting interest rates are reviewed quarterly but cannot be less than 3.00%, and were 3.00% at December 31, 2011 and 2010.  The contract value of the Guaranteed Interest Account at December 31, 2011 and 2010 was $8,347,646 and $6,946,314, respectively.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.  Participants may not transfer between the Guaranteed Interest Account, the Money Mart Assets Fund Z and the Stable Value Fund without first investing in another investment option of the Plan for a period of 90 days.  The Guarantee Interest Account’s contract does not permit the Custodian to terminate the agreement prior to the scheduled maturity date.

Investment contracts held in the Stable Value Fund are valued at fair value, which represents contributions, reinvested income, less any withdrawals, plus accrued interest.  The Stable Value Fund invests in investment contracts, traditional guaranteed investment contracts (“GICs”) and security-backed contracts issued by insurance companies and other financial institutions.  The fair value of the units of this investment is based on the fair value of the underlying investments, and a net asset value can be calculated for this fund as audited financial statements are available.The fair value of a GIC is based on the present value of future cash flows using the current discount rate.  The fair value of a security-backed contract includes the value of the underlying securities and the value of the wrapper contract.  The fair value of a wrapper contract provided by a security-backed contract issuer is the present value of the difference between the current wrapper fee and the contracted wrapper fee.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(2)                     Summary of Significant Accounting Policies, Continued

(c)                      Investment Valuation and Income Recognition, continued

Fair value is adjusted to contract value on the financial statements.  The investment contracts are fully benefit responsive because participants may direct withdrawals and transfers to contract value.  The average yields on such contracts were 2.14% and 2.76% for 2011 and 2010, respectively. The contract value of the Stable Value Fund at December 31, 2011 and 2010 was $19,153,191 and $8,807,306, respectively.  The Stable Value Fund’s contract does not permit the Custodian to terminate the agreement prior to the scheduled maturity date.

Interest income is recognized when earned.  Dividend income is recorded on the ex-dividend date.  Realized gains and losses on investments are recognized upon the sale of the related investments and unrealized appreciation or depreciation is recognized at period end when the carrying values of the related investments are adjusted to their estimated fair market value.  Purchase and sales of securities are reflected on a trade-date basis.

Earnings on investments are allocated on a pro rata basis to individual participant accounts based on the type of investment and the ratio of each participant’s individual account balance to the aggregate of participant account balances.  The portion of interest included in each loan payment made by a participant is recognized as interest income in the participant’s individual account.

(d)                     Net Change in Fair Value of Investments

The Plan presents in the statement of changes in net assets available for benefits the net change in the fair value of its investments, which consists of the realized gains and losses and the net unrealized gain (loss) on those investments.

(e)                      Fair Value Measurements

The valuation techniques required to determine fair value are based upon observable and unobservable inputs.  Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect internal market assumptions.  The two types of inputs create the following fair value hierarchy:

Level 1 — Valuation is based upon quoted prices in active markets for identical assets or liabilities.

Level 2 — Valuation is based upon other significant observable inputs (including quoted prices for similar assets or liabilities in active markets, identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, etc).

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(2)                     Summary of Significant Accounting Policies, Continued

(e)                      Fair Value Measurements, continued

Level 3 — Valuation is based upon significant unobservable inputs, including the reporting entity’s own assumptions in determining the fair value of investments.

The inputs or methodology used by valuing securities are not necessarily an indication of risk associated with investing in those securities.

The following is a description of the valuation methodologies used for investments measured at fair value.  There have been no changes in the methodologies used at December 31, 2011 and 2010.  Mutual funds, Cubic Corporation common stock, and the underlying securities in the Self-Directed Brokerage Account, which are made up of mutual funds, are valued at quoted prices for identical assets in active markets.  The Guaranteed Interest Account and the Stable Value Fund are measured using the market approach.  The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(2)                     Summary of Significant Accounting Policies, Continued

(e)                      Fair Value Measurements, continued

The following is a summary of investments classified in accordance with the fair value hierarchy:

	Investments at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total

Mutual funds:
Domestic equity funds	$49,274,410	$—	$—	$49,274,410
Domestic bond funds	18,900,097	—	—	18,900,097
International equity fund	17,071,517	—	—	17,071,517
Hybrid fund	10,619,038	—	—	10,619,038
Money market fund	3,315,771	—	—	3,315,771
International bond fund	827,209	—	—	827,209
Total mutual funds	100,008,042	—	—	100,008,042

Guaranteed interest account	—	—	8,347,646	8,347,646

Stable value fund	—	19,651,174	—	19,651,174

Cubic Corporation common stock	1,590,954	—	—	1,590,954

Self-directed brokerage account	235,605	—	—	235,605

Total investments at fair value	$101,834,601	$19,651,174	$8,347,646	$129,833,421

	Investments at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Mutual funds:
Domestic equity funds	$41,972,900	$—	$—	$41,972,900
Domestic bond funds	10,765,848	—	—	10,765,848
International equity fund	13,910,305	—	—	13,910,305
Hybrid fund	6,226,372	—	—	6,226,372
Money market fund	3,120,794	—	—	3,120,794
International bond fund	396,654	—	—	396,654
Total mutual funds	76,392,873	—	—	76,392,873

Guaranteed interest account	—	—	6,946,314	6,946,314

Stable value fund	—	9,001,067	—	9,001,067

Cubic Corporation common stock	1,721,157	—	—	1,721,157

Total investments at fair value	$78,114,030	$9,001,067	$6,946,314	$94,061,411

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(2)                     Summary of Significant Accounting Policies, Continued

(e)                      Fair Value Measurements, continued

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investment for the year ended December 31, 2011.

Level 3 Investment as of December 31, 2011

Guaranteed
Interest
Account
Balance, beginning of year	$6,946,314

Interest on guaranteed interest account	224,809

Interest income on notes receivable from participants	10,629

Purchases	2,159,214

Sales	(993,320)

Balance, end of year	$8,347,646

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06, Fair Value Measurements and Disclosures, which amends Accounting Standards Codification (“ASC”) 820, adding new disclosure requirements for instruments categorized in Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 was adopted in 2010, except for the requirement to provide disclosure of Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which was adopted in 2011.

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.  ASU No. 2011-04 clarified the intent about the application of existing fair value measurement requirements and changed certain requirements for measuring fair value and for disclosing information about fair value measurements.  This guidance will be effective for the Plan for the year ended December 31, 2012.  Management is currently evaluating the potential impact of this guidance but does not expect it to have a material impact on the Plan’s financial statements.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(2)                       Summary of Significant Accounting Policies, Continued

(f)                        Risk and Uncertainties

The Plan provides for various investment options in mutual funds, a Self-Directed Brokerage Account, a Stable Value Fund, a Guaranteed Interest Account, and Cubic Corporation common stock.  These investment securities are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the values of the investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

(g)                     Concentration of Credit Risk

All of the Plan’s investments are financial instruments which potentially subject the Plan to concentrations of credit risk.  Management believes that the Custodian maintains the Plan’s investments with high credit quality institutions and attempts to limit the credit exposure of any particular investment.

(h)                     Payments of Benefits

Benefit payments are recorded when paid.

(i)                        Administrative Expenses

The Company provides certain administrative and accounting services to the Plan at no cost.  Most administrative expenses are paid directly by the Company and include audit fees and legal fees.  Administrative expenses incurred by the Plan include loan fees charged directly to the participants’ accounts and investment management fees which are netted against investment returns.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(3)                     Investments

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31:

	2011		2010

Prudential Stable Value Fund		$19,153,191	$8,807,306
American Europacific Growth R4		$17,071,517	$13,910,305
PIMCO Total Return Bond Admin		$11,157,688	$7,137,396
Vanguard Wellington Fund		$10,619,038	$6,226,372
Jennison Growth Fund Z		$10,327,612	$5,419,464
Guaranteed Interest Account		$8,347,646	$6,946,314
Janus Growth and Income Fund	$	*	$8,892,594

* Investment balance is less than 5% of the Plan’s net assets available for benefits.

The Plan’s investments decreased in value by $2,474,497 due to gains and losses during the year ended December 31, 2011 as follows:

Mutual funds	$(2,591,254)
Stable value fund	235,451
Company stock	(119,671)
Self-directed brokerage account	977

$(2,474,497)

(4)                     Excess Contributions Payable

During the years ended December 31, 2011 and 2010, the Plan failed certain of its nondiscrimination tests.  As a result, refunds of excess contributions are required to be paid out to participants in order for the Plan to meet compliance testing requirements.  Accruals were made for these excess contributions amounting to approximately $40,798 and $4,168 for the years ended December 31, 2011 and 2010, respectively.  Refunds are paid in the year subsequent to the year in which these excess contributions occurred.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(5)                     Tax Status

The Plan received a favorable tax determination letter from the IRS dated October 17, 2001, which states that the Plan qualifies under the applicable provisions of the Internal Revenue Code and that it is therefore exempt from federal income taxes.  The Plan was amended since receiving this determination letter and received a favorable tax determination letter dated November 28, 2011.  In the opinion of the Company, the Plan continues to meet the Internal Revenue Code requirements and is currently operating such that its exempt status has been maintained.  Accordingly, no provision for income taxes has been included in the accompanying financial statements.

(6)                     Plan Termination and Amendment

Although the Company has not expressed any intent to do so, the Company has the right, under the Plan agreement, to amend any or all provisions of the Plan as well as discontinue contributions and terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts, and the net assets of the Plan must be allocated among the participants and beneficiaries of the Plan in the order provided for by ERISA.

(7)                     Parties-In-Interest

Section 3(14) of ERISA defines a party-in-interest to include, among others, fiduciaries or employees of the Plan, any person who provides services to the Plan, or an employer whose employees are covered by the Plan.  Certain Plan investments are managed by Prudential Insurance Company of America.  Prudential Insurance Company of America is the Custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  The Stable Value Fund is managed by Wells Fargo Bank Minnesota, N.A., and therefore these transactions qualify as party-in-interest transactions.  An employee of Cubic Corporation serves as the trustee and Plan administrator of the Plan.  In addition, Plan investments include investments in the Company’s common stock; therefore, these transactions also qualify as party-in-interest transactions.  The Plan purchased and sold approximately 4,673 and 4,679 shares, respectively, of the Company’s common stock during the year ended December 31, 2011.  Fees paid to the Custodian by the Plan for investment services amount to $15,368 during the year ended December 31, 2011.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(8)                     Form 5500

There were no differences between the accompanying financial statements as of December 31, 2011 and 2010 and the financial information reported on the Form 5500.

SUPPLEMENTAL SCHEDULE

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Schedule H, line 4i — Schedule of Assets (Held at End of Year)

December 31, 2011

EIN # 95-1678055

Plan # 005

	(b)			(e)
	Identity of issue, borrower,	(c)	(d)	Current
(a)	lessor, or similar party	Description of investment	Cost **	value
*	Wells Fargo Bank Minnesota, N.A.	Common Collective Trust Account
		Prudential Stable Value Fund	$—	$19,153,191
	American Europacific Growth R4	Mutual Fund
		American Europacific Growth R4	—	17,071,517
	PIMCO Total Return Bond Admin	Mutual Fund
		PIMCO Total Return Bond Admin	—	11,157,688
	Vanguard Wellington Fund	Mutual Fund
		Vanguard Wellington Fund	—	10,619,038
*	Prudential Mutual Funds	Mutual Fund
		Jennison Growth Fund Z	—	10,327,612
*	Prudential Insurance Company of America	Guaranteed Interest Fund
		Prudential Guaranteed Interest Account	—	8,347,646
	American Century Gov’t Bond Investment	Mutual Fund
		American Century Government Bond	—	5,844,801
	T. Rowe Price	Mutual Fund
		T. Rowe Price Mid-Cap Growth Fund	—	5,815,713
	Vanguard Institutional Index	Mutual Fund
		Vanguard Institutional Index	—	5,669,509
	American Beac LG Cap Val Inst	Mutual Fund
		American Beac LG Cap Val Inst	—	5,489,894
	Janus Growth and Income Fund	Mutual Fund
		Janus Growth and Income Fund	—	5,200,409
	Davis New York Venture Y	Mutual Fund
		Davis New York Venture Fund	—	3,943,237
	Goldman Sachs Mid Cap Ins	Mutual Fund
		Goldman Sachs Mid Cap Ins	—	3,699,173
*	Prudential Mutual Funds	Mutual Fund
		Prudential Money Mart Assets Fund Z	—	3,315,771
	Thornburg Core GR 1	Mutual Fund
		Thornburg Core GR 1	—	2,614,007
	Vanguard Inflation Protected Sec	Mutual Fund
		Vanguard Inflation Protected Sec	—	1,897,608
*	Cubic Stock	Equity Securities
		Cubic Corporation Common Stock	—	1,590,954
	Vanguard Mid Cap Ind Fund	Mutual Fund
		Vanguard Mid Cap Ind Fund	—	1,445,113
	Royce Total Return Fund	Mutual Fund
		Royce Total Return Fund	—	1,368,875
	Vanguard Small Cap Index	Mutual Fund
		Vanguard Small Cap Index	—	1,245,588
	Royce Value Plus Fund 1	Mutual Fund
		Royce Value Plus Fund 1	—	1,218,624
	Templeton Funds	Mutual Fund
		Templeton Global Bond Fund	—	827,209
	Vanguard GR Index Inv	Mutual Fund
		Vanguard GR Index Signal	—	809,173
	Vanguard Value Index	Mutual Fund
		Vanguard Value Index Signal	—	427,483

	Self Directed Brokerage	Mutual Funds	—	235,605

*	Notes receivable from participants	Various maturities (Interest rates from 4.25% - 10.00%)	—	2,414,562

			$—	$131,750,000

*	Parties-in-interest
**	Historical cost is not required as all investments are participant directed.

B. Exhibit List.

Exhibit 23.1                                    Consent of Mayer Hoffman McCann P.C.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Cubic Applications, Inc. 401(k) Retirement Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Cubic Applications, Inc. 401(k) Retirement Plan

Date: June 18, 2012	By:	/s/ John D. Thomas

John D. Thomas
Vice President Finance and Corporate Development
and Plan Administrative Committee Member